UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

DHT Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

Y2065G121

(CUSIP Number)

November 25, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2065G121

1.	Names of Reporting Persons. QVT Financial LP I.R.S. Identification Nos. of above persons (entities only). 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,105,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,105,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,105,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.43%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. Y2065G121

1.	Names of Reporting Persons. QVT Financial GP LLC I.R.S. Identification Nos. of above persons (entities only). 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,105,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,105,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,105,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.43%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. Y2065G121

1.	Names of Reporting Persons. QVT Associates GP LLC I.R.S. Identification Nos. of above persons (entities only). 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,105,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,105,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,105,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.43%
12.	Type of Reporting Person (See Instructions) OO

Item 1(a).	Name of Issuer

DHT Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is:

Clarendon House, 2 Church Street, Hamilton HM11, Bermuda

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office or, if none, Residence

Item 2(c).	Citizenship

QVT Financial LP
1177 Avenue of the Americas, 9th Floor
New York, New York 10036
Delaware Limited Partnership

QVT Financial GP LLC
1177 Avenue of the Americas, 9th Floor
New York, New York 10036
Delaware Limited Liability Company

QVT Associates GP LLC
1177 Avenue of the Americas, 9th Floor
New York, New York 10036
Delaware Limited Liability Company

Item 2(d).	Title of Class of Securities

Common stock, $0.01 par value per share (the “Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Common Stock is Y2065G121.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: .

Item 4. Ownership.

(a)

Amount beneficially owned:

QVT Financial LP (“QVT Financial”) is the investment manager for private investment funds (collectively, the “Funds”). The Funds aggregately own 2,105,000 shares of Common Stock, taking into account 8,870 shares of Series B Preferred Stock, par value $0.01. According to a press release by the Issuer on November 24, 2013, the Issuer intends to promptly call a special meeting of its shareholders to consider an amendment to the Issuer’s amended and restated articles of incorporation to increase the number of authorized shares of Common Stock to 150,000,000. Investors in the Issuer’s private placement of shares of Common Stock, including the Funds, have agreed to vote all of their shares of Common Stock in favor of such increase. If the Issuer’s shareholders vote in favor of the increase, each share of Series B Preferred Stock will mandatorily convert into 100 shares of Common Stock. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 2,105,000 shares of Common Stock, consisting of the shares of Common Stock and the shares of Series B Preferred Stock owned by the Funds.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial. QVT Associates GP LLC, as General Partner of the Funds, may be deemed to beneficially own the aggregate number of shares of Common Stock owned by the Funds, and accordingly, QVT Associates GP LLC may be deemed to be the beneficial owner of an aggregate amount of 2,105,000 shares of Common Stock.

The percentage disclosed in Item 11 of the Cover Pages for each reporting person is calculated on the basis of 38,798,874 shares of Common Stock outstanding, comprised of (i) 15,640,974 shares issued and outstanding as of November 19, 2013, according to the Stock Purchase Agreement dated November 24, 2013 and included as Exhibit 10.1 to the Issuer’s Report on Form 6-K filed with the SEC on November 26, 2013; (ii) 13,400,000 shares of Common Stock issued in the Issuer’s private placement of shares; and (iii) 9,757,900 shares of Common Stock underlying the 97,579 shares of Series B Preferred Stock issued in the Issuer’s private placement of shares, assuming a vote in favor of the increase in the number of authorized shares, whereby each share of Series B Preferred Stock will mandatorily convert into 100 shares of Common Stock.

(b)	Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

See item (a) above.

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

See item (a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following….[    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2013

QVT FINANCIAL LP		QVT ASSOCIATES GP LLC

By QVT Financial GP LLC, its General Partner

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

By:	/s/ Michael Gat	By:	/s/ Michael Gat
Name:	Michael Gat	Name:	Michael Gat
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT FINANCIAL GP LLC

By:	/s/ Tracy Fu
Name:	Tracy Fu
Title:	Managing Member

By:	/s/ Michael Gat
Name:	Michael Gat
Title:	Authorized Signatory

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G filed herewith (and any amendments thereto) signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: December 5, 2013

QVT FINANCIAL LP		QVT ASSOCIATES GP LLC

By QVT Financial GP LLC, its General Partner

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

By:	/s/ Michael Gat	By:	/s/ Michael Gat
Name:	Michael Gat	Name:	Michael Gat
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT FINANCIAL GP LLC

By:	/s/ Tracy Fu
Name:	Tracy Fu
Title:	Managing Member

By:	/s/ Michael Gat
Name:	Michael Gat
Title:	Authorized Signatory